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                                                                Exhibit 99(a)(7)


                    MENTOR GRAPHICS ANNOUNCES $12.125 PER SHARE
                        ALL-CASH TENDER OFFER FOR QUICKTURN


WILSONVILLE, Ore., August 12, 1998 -- Mentor Graphics Corporation (Nasdaq: MENT) today announced a cash tender offer for all shares of Quickturn Design Systems, Inc. (Nasdaq: QKTN) at a price of $12.125 per share. The all-cash offer, which was unanimously approved by the Mentor Graphics Board of Directors and which commences today, represents a premium of 51.6 percent over Quickturn's closing
price of $8.00 per share on Tuesday, August 11, 1998.   Mentor Graphics and
Quickturn provide electronic design automation (EDA) tools that help engineers create better electronic products, such as cellular phones, personal computers and networking equipment.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on September 9, 1998, unless extended. Mentor Graphics has the necessary financing in hand to consummate the acquisition and its offer to acquire Quickturn is therefore not subject to any financing condition. Reflecting its commitment to the acquisition of Quickturn, Mentor Graphics has already acquired more than three percent of Quickturn's common stock. Based on Quickturn's 17,809,342 shares outstanding at April 30, 1998, the transaction is valued at $216 million.

Mentor Graphics expects the transaction to increase earnings per share beginning in the third quarter after closing, following a six-month transition period to integrate the businesses and to realize synergies. In the year 2000, assuming consummation of the transaction in the fourth quarter of 1998, Mentor Graphics expects to achieve, in addition to enhanced revenue growth, approximately $30 million of cost savings in that year resulting from elimination of duplicative selling, general and administrative, research and development, and litigation expenses and from the realization of manufacturing efficiencies. The preceding statements in this paragraph are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (see below).

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Mentor Graphics President and CEO Dr. Walden C. Rhines said: "The strengths of
Mentor Graphics and of Quickturn are highly complementary. Mentor Graphics, the third-largest electronic design automation company with 1997 revenues of $455 million, focuses primarily on the software side of EDA. The company's core competency is in system verification and IP reuse. We have long-term strategic relationships with leading semiconductor and systems companies.

"Quickturn, with 1997 revenues of $110 million, is the market leader in system-level hardware emulation solutions for the design of integrated circuits and electronic systems. The company has been successful in marketing to major semiconductor companies in the United States and Japan, and in creating a state-of-the-art manufacturing infrastructure.

"We believe that, together, our comprehensive range of verification solutions, our sales and support channels, and the dedicated employees of both companies will enable us to help semiconductor and systems customers around the world create better electronic products faster, more cost-effectively, and with higher quality and reliability, for greater competitive advantage.

"Mentor Graphics and Quickturn have each sued the other for patent infringement. We believe that the acquisition could eliminate these protracted, costly and distracting legal issues," Dr. Rhines said.

To facilitate the offer, Mentor Graphics is filing today with the Securities and Exchange Commission preliminary agent designation solicitation materials to call a special meeting of Quickturn's stockholders to replace Quickturn's Board of Directors with Mentor Graphics' nominees. The record holders of 10 percent of Quickturn's outstanding shares have the power to call such a special meeting. Mentor Graphics expects to mail agent designation solicitation materials to the Quickturn stockholders in due course.

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Mentor Graphics said that it is also commencing litigation in the Delaware
Chancery Court and the United States District Court in Delaware to ensure that Quickturn stockholders will have the opportunity to receive the benefits of Mentor Graphics' offer.

The tender offer is subject to terms and conditions including a majority of outstanding Quickturn shares being validly tendered and not withdrawn; redemption or removal of Quickturn's shareholder rights plan; the inapplicability of the Delaware business combination statute; and the expiration or termination of the Hart-Scott-Rodino waiting period. The Offer to Purchase and ancillary documents will be available on a Mentor Graphics World Wide Web site at http://www.mentorg.com/file.

This news release does not constitute an offer to purchase any securities, nor a solicitation of a proxy, consent, authorization or agent designation with respect to a meeting of the Quickturn stockholders. The tender offer and the agent designation solicitation will be made only pursuant to separate materials in compliance with the requirements of applicable federal and state law.

Mentor Graphics' financial advisor with regard to the transaction is Salomon Smith Barney.

Mentor Graphics has retained MacKenzie Partners, Inc. as Information Agent for the Offer and as solicitor for the agent designation solicitation.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained in this press release, including, without limitation, statements containing the words "believes," "expects," and words of similar import, constitute "forward-looking" statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual

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results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:
(i) consummation of the acquisition of Quickturn by Mentor Graphics; (ii) the successful integration of Quickturn into Mentor Graphics' operations within six months after consummation of the acquisition; (iii) for high-performance applications, the market acceptance and manufacturing ramp-up of Mentor Graphics' Celaro architecture for emulation; (iv) for mid-range performance, the successful completion of Quickturn's Mercury beta trials and its product launch;
(v) the economic condition of the electronics industry in Asia, particularly in Japan; (vi) the amount and timing of the charge-off of intangible assets associated with the acquisition of Quickturn; (vii) the retention of key employees within the sales, service and manufacturing organizations as well as certain engineering teams of Quickturn; (viii) satisfactory resolution of pending patent litigation; and (ix) Mentor Graphics' ability to operate successfully within a more leveraged capital structure. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Mentor Graphics disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

Contacts:  Anne M. Wagner
           Vice President, Marketing
           503-685-1462

           Gregory K. Hinckley
           COO and CFO
           503-685-4833

           Dennis Weldon
           Treasurer
           503-685-1462

           Roy Winnick
           Kekst and Company
           212-521-4842